CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTERS ENDED SEPTEMBER 30, 2012, AND 2011

Unaudited - Prepared by Management
(Expressed in Canadian Dollars)

THESE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL
STATEMENTS HAVE NOT BEEN SUBJECT TO A REVIEW BY OUR
INDEPENDENT AUDITORS

Clifton Star Resources Inc.

Unaudited Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	As at September 30, 2012	As at June 30, 2012
ASSETS
Current assets:
Cash	$4,569,761	$7,105,632
Short-term investments (Note 8)	4,360,000	4,360,000
Receivables (Note 8)	242,619	491,824
Prepaids	56,671	29,293
	9,229,051	11,986,749
Non-current assets:
Mining tax credit and duties (Note 4)	2,715,988	2,128,675
Property and equipment	71,692	73,778
Exploration and evaluation assets (Note 5)	35,425,433	33,318,968
	38,213,113	35,521,421
Total Assets	$47,442,164	$47,508,170
LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities	$975,029	$717,836
Deferred tax liability	1,267,000	1,267,000
Total Liabilities	2,242,029	1,984,836

Equity:
Share capital (Note 6a)	57,100,892	57,100,892
Share-based payments reserve (Note 6c)	9,323,122	11,821,755
Deficit	(21,223,879)	(23,399,313)
Total Equity	45,200,135	45,523,334
Total Liabilities and Equity	$47,442,164	$47,508,170

Nature of Operations and Going Concern (Note 1)

Contingency (Note 10)

Subsequent Event (Note 11)

Approved and authorized by the Board on November 20, 2012:

______________________________

____________________________

Michel Bouchard, Director

Ross Glanville , Director

The accompanying notes are an integral part of these consolidated financial statements

Clifton Star Resources Inc.

Unaudited Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

FOR THE QUARTER ENDED SEPTEMBER 30

	2012 (Three months)	2011 (Three months)
Expenses
Amortization	$2,453	$1,330
Consulting	30,528	86,671
Director’s fees	22,750	54,000
Filing and transfer agent fees	1,010	2,544
Insurance	9,814	8,034
Investor relations	32,738	-
Office and miscellaneous	15,702	4,531
Professional fees	91,713	54,474
Shareholder costs	-	3,800
Share-based payments (Note 6c)	415,572	250,372
Travel and telephone	14,395	52,404
Wages & benefits	159,311	-
Loss from operations	(795,986)	(518,160)

Other income
Interest income	37,074	64,259
Loss before tax	(758,912)	(453,901)
Deferred tax recovery	-	-
Loss and Comprehensive Loss for the Year	$(758,912)	$(453,901)
Weighted Average Number of Common Shares Outstanding	35,654,390	35,654,390
Basic and Diluted Loss per Common Share	$(0.02)	$(0.01)

The accompanying notes are an integral part of these consolidated financial statements

Clifton Star Resources Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

FOR THE QUARTER ENDED SEPTEMBER 30

	2012 (Three months)	2011 (Three months)
Cash Flows from Operating Activities
Net loss for the year	$(758,912)	$(453,901)
Items not affected by cash:
Amortization	2,453	1,330
Share-based payments	415,572	250,372
	(340,887)	(202,199)
Changes in non-cash working capital:
Receivables	249,205	(78,045)
Prepaids	(27,378)	36,890
Accounts payable and accrued liabilities	(1,139)	(83,536)
Net cash used in operating activities	(120,199)	(326,890)
Cash Flows from Investing Activities
Additions to property and equipment	(367)	-
Short-term investments	-	-
Additions to exploration and evaluation assets (net of recovered costs)	(2,415,305)	(878,965)
Net cash used in investing activities	(2,415,672)	(878,965)
Net increase (Decrease) in cash	(2,535,871)	(1,205,855)
Cash – Beginning of the Year	7,105,632	12,604,119
Cash – End of the Year	$4,569,761	$11,398,264
Supplemental Schedule of Non-Cash Investing Activities
Exploration and evaluation assets included in accounts payable and accrued liabilities	$676,503	$145,953
Fair value of share-based payments included in exploration and evaluation assets	$20,141	$10,879

The accompanying notes are an integral part of these consolidated financial statements

Clifton Star Resources Inc.

Unaudited Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars

	Number of Shares	Share Capital	Share-Based payments Reserve	Accumulated Deficit	Total
Balance — July 1, 2011	35,654,390	$ 57,100,892	$ 13,189,810	$ (23,757,045)	$ 46,533,657
Fair value of stock options capitalized (Note 6c)	-	-	10,879	-	10,879
Share-based payments (Note 6c)	-	-	250,372	-	250,372
Loss for the quarter ended September 30, 2011	-	-	-	(453,901)	(453,901)
Balance — September 30, 2011	35,654,390	57,100,892	13,451,061	(24,210,946)	46,341,007
Share-based payments	-	-	972,581	-	972,581
Share-based payments cancelled or forfeited (note 6b)	-	-	(2,601,887)	2,601,887	-
Loss from October 1, 2011 to June 30, 2012	-	-		(1,790,254)	(1,790,254)
Balance — June 30, 2012	35,654,390	57,100,892	11,821,755	(23,399,313)	45,523,334
Fair value of stock options capitalized (Note 6c)	-	-	20,141	-	20,141
Share-based payments (Note 6c)	-	-	415,572	-	415,572
Share-based payments of stock options expired (Note 6c)	-	-	(2,934,346)	2,934,346	-
Loss for the quarter ended September 30, 2012	-	-	-	(758,912)	(758,912)
Balance — September 30, 2012	35,654,390	$ 57,100,892	$ 9,323,122	$ (21,223,879)	$ 45,200,135

The accompanying notes are an integral part of these consolidated financial statements

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the quarters ended September 30, 2012 and September 30, 2011

1.

Nature of Operations and Going Concern

Clifton Star Resources Inc. (the “Company” or “Clifton”) is primarily engaged in the acquisition and exploration of mineral properties in Canada. The Company’s mineral properties are located in the province of Quebec, Canada; and the Company is currently advancing a large gold project (the “Duparquet Project”). The Duparquet Project includes the Beattie Mine Property, Donchester Mine Property, Central Duparquet Mine Property, Dumico Mine Property and the Beattie Tailings Deposit.

Clifton is a publicly listed company incorporated under the laws of the Province of British Columbia, and was continued under the Canada Business Corporations Act on December 29, 2010. The Company is listed on the TSX Venture Exchange (TSX-V) under the symbol “CFO”.

The Company’s registered and executive office, principal address and records office is located at Suite 217 – 1040 Belvedere Ave., Quebec, Quebec, Canada, G1S 3G3.

These condensed interim consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred losses since inception, and had an accumulated deficit of $21,223,879 at September 30, 2012. Clifton’s ability to continue as a going concern depends on its ability to develop profitable operations and to continue to raise adequate financing. Clifton’s management continues to seek sources of additional financing through alliances with financial, exploration and mining entities, or enter into other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due, and to continue its operations, the Company is solely dependent upon its ability to generate such financing. Management believes the Company’s has sufficient working capital to maintain current operations for the next twelve months.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

2.

Summary of Significant Accounting Policies

a.

Basis of Presentation

These condensed interim consolidated financial statements have been prepared in accordance with the requirements of International Accounting Standard (IAS) 34, Interim Financial Reporting (IAS 34) as issued by the International Accounting Standards Board (IASB) using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended June 30, 2012. During the three-month period ended September 30, 2012 the Company did not adopt any changes in accounting policy.

The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended June 30, 2012, and 2011, which includes the complete list of significant accounting policies in note 2.

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the quarters ended September 30, 2012 and September 30, 2011

2.

Summary of Significant Accounting Policies - Continued

b.

Basis of Consolidation

The financial statements of the Company consolidate the accounts of Clifton and its wholly owned subsidiary, Duquesne Gold Mines Inc. All intercompany transactions and balances are eliminated on consolidation.

Subsidiaries are those entities which Clifton controls by having the power to govern their financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether Clifton controls another entity. Subsidiaries are fully consolidated from the date on which control is obtained and are de-consolidated from the date that control ceases.

c.

Use of Judgments and Estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period.

Although management uses historical experience and its best knowledge of amounts, events, or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates as the basis for determining the stated amounts include the recoverability of mineral properties, valuation of share-based compensation, and recognition of deferred tax amounts.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Economic recoverability and probability of future economic benefits of mineral property interests

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits, including geologic and other technical information, a history of conversion of resources to reserves for mineral deposits with similar characteristics to its own properties, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues, and local support for the project.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the quarters ended September 30, 2012 and September 30, 2011

2.

Summary of Significant Accounting Policies - Continued

c.

Use of Judgments and Estimates - Continued

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions, including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earning and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences, and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to evidence that can be objectively verified.

d.

Exploration and Evaluation Assets

Once the right to explore an area has been acquired, the Company capitalizes exploration and evaluation costs directly related to specific mineral properties until such time as the extent of mineralization has been determined and the mineral properties are either sold, developed, or the Company’s mineral rights are allowed to lapse. Capitalized costs are amortized on a unitsof-production basis over the useful life of the ore body following commencement of commercial production or written-off if the property is sold or abandoned.

Acquisition costs (included in exploration and evaluation assets) include initial vendor payments, staking costs at the date of acquisition, subsequent property staking, and lease and royalty payments required to maintain ownership title. Options are exercisable entirely at the discretion of the optionee, and accordingly, the related option payments and royalties are recorded only upon payment or receipt. Option income receipts on subcontracted properties reduce capitalized exploration costs, and amounts in excess of capitalized costs are recorded as income. Expenditures incurred before the Company has obtained the legal rights to explore a specific area are expensed as incurred.

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of mineral properties. Capitalized costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recorded amounts.

e.

Impairment of Non-Current Assets

Non-current assets are evaluated at least annually by management for indicators that the carrying value is impaired and may not be recoverable. When indicators of impairment are present, the recoverable amount of an asset is evaluated at the level of a cash generating unit (CGU), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, where the recoverable amount of a CGU is the greater of the CGU’s fair value less costs to sell and its value in use. An

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the quarters ended September 30, 2012 and September 30, 2011

2.

Summary of Significant Accounting Policies - Continued

e.

Impairment of Non-Current Assets - Continued

impairment loss is recognized in the statement of earnings to the extent that the carrying amount exceeds the recoverable amount.

In calculating the recoverable amount, the Company uses discounted cash flow techniques to determine fair value when it is not possible to determine fair value either by quotes from an active market or a binding sales agreement. The determination of discounted cash flows is dependent on a number of factors, including future metal prices, the amount of reserves and resources, the cost of bringing the project into production, production schedules, production costs, sustaining capital expenditures, and site closure, restoration and environmental rehabilitation costs.

Additionally, the reviews take into account factors such as political, social and legal and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions and, hence, affect the recoverable amount. The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Discounted cash flow techniques often require management to make estimates and assumptions concerning reserves and resources and expected future production revenues and expenses.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior periods. A reversal of an impairment loss is recognized immediately in the statement of loss and comprehensive loss. Management’s estimates of mineral prices, recoverable reserves, and operating, capital and restoration costs are subject to certain risks and uncertainties that may affect the recoverability of exploration and evaluation assets. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its projects.

f.

Flow-Through Shares

Share capital includes flow-through shares, which provide unique Canadian tax incentives pursuant to certain provisions of the Canadian Income Tax Act. Proceeds from the issuance of flow-through shares are used to fund qualified exploration and evaluation expenditures, and the related income tax deductions are renounced to the subscribers of the flow-through shares. The premium, if any, paid for flow-through shares in excess of the market value of the shares without flow-through features, at the time of issue, is credited to other liabilities and recognized in income at the time qualifying expenditures are incurred. The Company recognizes a deferred tax liability with a corresponding charge in the statement of loss and comprehensive loss when the qualifying exploration and evaluation expenditures are incurred. To the extent that the Company has deferred tax assets in the form of tax loss carry-forwards and other unused tax credits as at the reporting date, the Company may use them to reduce its deferred tax liability relating to tax benefits transferred through flow-through shares.

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the quarters ended September 30, 2012 and September 30, 2011

3.

Future Accounting Change

a.

Financial Instruments

In November 2009, the International Accounting Standards Board (“IASB”) issued IFRS 9, Financial Instruments, which addresses the classification and measurement of financial assets as the first step in its project to replace IAS 39 Financial Instruments. Recognition and Measurement. Requirements for financial liabilities were added in October 2010. IFRS 9 must be applied for accounting periods commencing on or after January 1, 2015, with early adoption permitted. The Company does not expect the adoption of IFRS 9 will have a material impact on its financial statements.

b.

Fair Value Measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement. This standard defines fair value, sets out a single IFRS framework for measuring fair value, and outlines disclosure requirements about fair value measurements. IFRS 13 defines fair value as the price that would be received upon selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement, not an entity-specific measurement, so assumptions that market participants would use should be applied in measuring fair value. IFRS 13 must be applied for accounting periods commencing on or after January 1, 2013, with early adoption permitted. The Company does not expect the adoption of IFRS 13 will have a material impact on its financial statements.

c.

Other Pronouncements

Recent IFRS pronouncements which will be effective for years beginning on or after January 1, 2013, include; IFRS 10, Consolidated Financial Statements; IFRS 11, Joint Arrangements; and IFRS 12, Disclosure of Interests in Other Entities. The Company does not expect that the application of IFRS 10, 11 and 12 will have a material impact on its financial statements.

4.

Mining tax credit and duties

The Company has incurred during the quarter ended September 30, 2012 exploration expenses eligible for the Quebec Mining tax credit and duties refund in the amount of $1,460,978 (September 30, 2011 - $782,313). The Mining Tax Credit recorded totals $511,342 (September 30, 2011 - $NIL) and the Mining Duties Refund totals $75,971 (September 30, 2011 - $NIL). The Mining Tax Credit and the Mining Duties Refund for the quarter ended September 30, 2011 respectively in the amounts of $273,810 and $39,409 have been recorded in the quarter ended June 30, 2012.

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the quarters ended September 30, 2012 and September 30, 2011

5.

Exploration and Evaluation Assets

For the Quarter ended September 30, 2012	Cat Lake Property (Note 5d)	Central Duparquet Property (Note 5b)	Duquesne Property (Note 5c)	Beattie Property (Note 5a)	Donchester Property (Note 5a)	Dumico Property (Note 5a)	Hunter Property (Note 5e)	Total
Acquisition costs, beginning of year	$ -	$ 612,400	$ 2,103,500	$ 4,000,000	$ 4,000,000	$ 2,000,000	$ -	$ 12,715,900
Additions during the quarter	-	-	1,000,000	-	-	-	-	1,000,000
Acquisition costs, September 30, 2012	-	612,400	3,103,500	4,000,000	4,000,000	2,000,000	-	13,715,900
Deferred exploration costs, beginning of year	63,614	125,759	5,517,763	8,377,285	5,539,867	598,980	379,800	20,603,068
Additions during the quarter:
Assays	-	38,612	-	42,759	79,285	-	-	160,656
Drilling	-	162,506	-	28,482	484,265	-	-	675,253
Field expenditures	-	57,675	12,875	132,081	156,182	-	4,977	363,790
Geological Consulting	-	11,661	-	96,543	87,524	-	-	195,728
Studies	-	-	-	170,675	42,846	-	-	213,521
Preliminary Economic Assessment	-	-	-	42,426	42,404	-	-	84,830
Total additions during the quarter	-	270,454	12,875	512,966	892,506	-	4,977	1,693,778
Costs recovered during the quarter	-	(108,723)	(5,176)	(133,721)	(337,692)	-	(2,001)	(587,313)
Deferred exploration costs, September 30, 2012	63,614	287,490	5,525,462	8,756,530	6,094,681	598,980	382,776	21,709,533
Total Exploration and evaluation assets	$ 63,614	$ 899,890	$ 8,628,962	$ 12,756,530	$ 10,094,681	$ 2,598,980	$ 382,776	$ 35,425,433

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the quarters ended September 30, 2012 and September 30, 2011

5.

Exploration and Evaluation Assets

For the Year ended June 30, 2012	Cat Lake Property (Note 5d)	Central Duparquet Property (Note 5b)	Duquesne Property (Note 5c)	Beattie Property (Note 5a)	Donchester Property (Note 5a)	Dumico Property (Note 5a)	Hunter Property (Note 5e)	Total
Acquisition costs, as at beginning of year	$-	$612,400	$2,103,500	$4,000,000	$4,000,000	$2,000,000	$-	$12,715,900
Additions during the year	-	-	-	-	-	-	-	-
Acquisition costs, end of year	-	612,400	2,103,500	4,000,000	4,000,000	2,000,000	-	12,715,900
Deferred exploration costs, as at beginning of year	63,614	42,131	5,681,626	7,196,926	4,751,125	703,992	465,312	18,904,726
Additions during the year:
Assays	-	12,400	8,546	230,110	134,702	16,781	7,529	410,068
Drilling	-	32,838	24,566	1,356,044	992,704	105,339	632	2,512,123
Field expenditures	-	36,593	13,116	864,881	287,228	-	-	1,201,818
Geological Consulting	-	50,318	46,086	515,976	401,005	2,576	-	1,015,961
Studies	-	19,717	-	195,738	112,261	-	-	327,716
Preliminary Economic Assessments	-	-	-	-	-	-	-	-
Total additions during the year	-	151,866	92,314	3,162,749	1,927,900	124,696	8,161	5,467,686
Costs recovered during the year	-	(68,238)	(256,177)	(1,982,390)	(1,139,158)	(229,708)	(93,673)	(3,769,344)
Deferred exploration costs, end of year	63,614	125,759	5,517,763	8,377,285	5,539,867	598,980	379,800	20,603,068
Total Exploration and evaluation assets	$63,614	$738,159	$7,621,263	$12,377,285	$9,539,867	$2,598,980	$379,800	$33,318,968

Clifton Star Resources Inc.

Unaudited Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the quarters ended September 30, 2012 and September 30, 2011

5.

Exploration and Evaluation Assets - Continued

a.

Beattie, Donchester and Dumico properties

The Company signed three mineral property option agreements on May 1, 2008 (amended July 22, 2008, November 24, 2008, April 8, 2009 and October 26, 2009) with Beattie Gold Mines Ltd. (“Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively with similar terms.

Beattie owns a mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111, owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.

On September 14, 2012, the Company signed amended agreements with the optionors. Before the amended agreements were entered into, the Company paid $4,000,000 to Beattie, $2,000,000 to 2699681 and $4,000,000 to 2588111 under the old option agreements. The terms of these amended agreements are as follows:

i.

cash payments of $800,000 to Beattie, $400,000 to 2699681, and $800,000 to 2588111 due on December 1, 2012; and

ii.

Issuance of 100,000 shares of the Company to Beattie, 50,000 shares to 2699681, and 100,000 shares to 2588111 on December 1, 2012; and

iii.

cash payments of $4,000,000 to Beattie, $2,000,000 to 2699681, and $4,000,000 to 2588111 due on December 1, 2014; and

iv.

cash payments of $4,000,000 to Beattie, $2,000,000 to 2699681, and $4,000,000 to 2588111 due on December 1, 2015; and

v.

cash payments of $6,000,000 to Beattie, $3,000,000 to 2699681, and $6,000,000 to 2588111 due on December 1, 2016; and

vi.

cash payments of $6,080,000 to Beattie, $3,040,000 to 2699681, and $6,080,000 to 2588111 before or on December 1, 2017, will earn the Company the remaining 90% of the issued and outstanding shares of the optionors.

In the event of a change of control in the Company, or an assignment of the mineral property option agreements prior to the expiry of the aforementioned options, all the above conditions vest two years in advance.

The optionors have retained a 2% Net Smelter Royalty (“NSR”) for the duration of the option period, but this NSR will be eliminated upon Clifton acquiring 100% of these properties.

On December 10, 2009, the Company entered into a mineral property option and joint venture agreement with Osisko Mining Corporation (“Osisko”) regarding a joint venture on the Duparquet Project (the “Project”). The Project is comprised of the Central Duparquet, Duquesne, Beattie, Donchester and Dumico properties. Under the terms of the mineral property option and joint venture agreement, Osisko could earn a 50% interest in the joint venture by contributing, as operator, a total of $70,000,000 ($15,000,000 incurred) to the joint venture over a four year period.

Clifton Star Resources Inc.

Unaudited Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the quarters ended September 30, 2012 and September 30, 2011

5.

Exploration and Evaluation Assets - Continued

a.

Beattie, Donchester and Dumico properties - Continued

On June 16, 2011, Osisko notified the Company of its decision to terminate its participation in the Project.

However, Clifton still has the right to access a loan of $22,500,000 from Osisko on or before December 1st, 2012. If Clifton were to access the funds, the Company would have the right to retire the loan (plus interest at a rate of 5%) based on the issuance of shares of Clifton to Osisko at a price of $3.12 per share for the principal and at market price for the interest.

b.

Central Duparquet

On December 15, 2008, the Company signed an option agreement whereby it may acquire a 100% interest in the Central Duparquet property. The property is comprised of 18 mineral claims located in the Duparquet Township, Quebec. To earn its 100% interest, the Company paid $400,000 on January 13, 2009.

During the five year period following the date of execution of the agreement, the Company may sell, transfer or otherwise dispose of all or any portion of its interest in the property. A term of this disposition will be a payment to the optionor of shares of any company acquiring an interest in the property at a deemed value of $1,900,000, or $1,900,000 in cash. On February 26, 2010, the Company entered into an agreement to acquire the 2% NSR from the optionor. As consideration for the acquisition of the NSR, the Company paid $155,000 and issued 10,000 common shares, valued at $57,400, to the optionor.

c.

Duquesne property

On June 20, 2010, the Company fulfilled all obligations under the option agreement, and acquired a 100% interest in Duquesne. Pursuant to an option agreement dated September 20, 2006 (amended on May 14, 2007 and June 11, 2007), the Company issued 10,000 common shares valued at $18,500 to the optionor, paid $1,800,000 cash, and incurred over $4,000,000 in exploration expenditures to acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”). Duquesne was a private Canadian mineral exploration company which owns fifty five mineral claims and one mining concession, together known as the Duquesne Gold Project, located in Destor Township, Quebec. The optionor retains a 3% NSR, which the Company had the option to purchase from the optionor in consideration for the sum of $1,000,000 for each 0.5% at any time for a total of $6,000,000.

During the year ended June 30, 2009, the Company acquired additional claims known as the Duquesne Extension, for $35,000. The Duquesne Extension adjoins the Duquesne property to the south and southwest. In addition, the Company paid $250,000 to acquire claims known as the Lepine and Destor properties. These claims are contiguous to the northwest and east, respectively, of the Duquesne property. The optionor has retained a 2% NSR.

Clifton Star Resources Inc.

Unaudited Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the quarters ended September 30, 2012 and September 30, 2011

5.

Exploration and Evaluation Assets - Continued

c.

Duquesne property- Continued

At the beginning of September 2012, the Company reached a new agreement to buy back a portion of the Duquesne Property royalty. Clifton paid, in September 2012, an amount of $1 .0M to the owners of the royalty, which has resulted in the buyback of 0.5% NSR interest. The remaining NSR royalty of 2.5% may be bought back in yearly portions of 0.5%, at $1.0 million for each 0.5%, starting in 2014, if specific conditions are met.

In September 2012, the Company has reported that, subject to regulatory approval, it has signed an Agreement to sell its Duquesne Property. In exchange for 100% ownership of the Duquesne Mine Property, the purchaser has agreed to issue to the Company a maximum of 19.9% of its outstanding shares after the purchaser has exercised its option to acquire 100% of the Duquesne property. Completion of the transaction is subject to a number of conditions, including but not limited to, the exercise of Xmet’s option to purchase a minimum 75% interest in Duquesne-Ottoman Project, obtaining any necessary approvals, as well as the acceptance of the TSX Venture Exchange. These conditions have not been met as of November 20, 2012.

d.

Cat Lake Property

The Company signed a mineral property option agreement on May 1, 2008 (amended July 22, 2008, November 24, 2008 and April 8, 2009) with 2588111. The Cat Lake property is comprised of nine mining leases in the Lac Dubonnet Mining District, which is northeast of Winnipeg, Manitoba. Under terms of the option agreement, the Company must keep the property in good standing (currently in good standing until July 28, 2015) and incur minimum exploration expenditures of $33,000 (incurred) by July 28, 2010.

e.

Hunter Property

The Company signed a mineral property option agreement on November 30, 2009, with 173714 Canada Inc. to acquire the property as part of the Donchester Option Agreement.

6.

Equity

a.

Share Capital and Share-based payments reserve

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at June 30, 2012 and September 30, 2012, the issued and outstanding shares amounted to 35,654,390.

b.

Stock Options

The Company has an equity-settled stock option plan (the “Stock Option Plan”), the purpose of which is to advance the interests of the Company by providing directors, officers and employees with a financial incentive for the continued improvement in the performance of the Company and encouragement for them to remain with the Company. The option price under each option shall not exceed the market price on the grant date. The term of any option granted under the Stock Option Plan may not exceed five years. The number of options granted shall not exceed 20% of the issued and outstanding shares of the Company, with vesting requirements determined by the directors.

Clifton Star Resources Inc.

Unaudited Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the quarters ended September 30, 2012 and September 30, 2011

6.

Equity – Continued

b.

Stock Options – Continued

	Number of Options	Weighted Average Exercise Price
Balance — July 1, 2011, and September 30, 2011	4,285,000	$ 4.47
Granted	1,510,000	$ 1.58
Cancelled	(750,000)	$ 4.59
Forfeited	(25,000)	$ 2.50
Expired	(300,000)	$ 2.30
Balance — June 30, 2012	4,720,000	$ 3.68
Granted	450,000	$ 1.14
Expired	(1,450,000)	$ 4.15
Balance — September 30, 2012	3,720,000	$ 3.19

For the quarter ended September 30, 2012 — Grants

On September 14, 2012, the Company granted 450,000 incentive stock options to officers, employees, and consultants. The options are exercisable at $1.14 per share, and expire on September 14, 2017. The options are subject to vesting criteria such that 25% shall vest on the grant date and 25% shall vest every six months thereafter (112,500 vested — fair value $86,706). The corresponding stock-based compensation amounted to $346,822, which was estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Assumptions

Risk-free interest rate	1.31%
Expected stock price volatility	86%
Expected dividend yield	0.00%
Expected life of options	5 years

At September 30, 2012, the following options were outstanding and exercisable:

Expiry date	Weighted Average Exercise Price	Number of Options Outstanding	Number of Options Vested
January 22, 2013	$5.35	1,075,000	1,075,000
January 27, 2013	$5.80	400,000	400,000
May 6, 2013	$4.15	35,000	35,000
December 22, 2013	$5.00	50,000	50,000
June 20, 2016	$2.50	200,000	200,000
March 9, 2017	$2.03	435,000	326,250
April 25, 2017	$1.40	1,075,000	268,750
September 14, 2017	$1.14	450,000	112,500
	$3.19	3,720,000	2,467,500

Clifton Star Resources Inc.

Unaudited Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the quarters ended September 30, 2012 and September 30, 2011

6.

Equity - Continued

c.

Share-based Payments

During the quarter ended September 30, 2012, the Company expensed $415,572 (September 30, 2011 – $250,372), of which $80,562 relates to the current year’s grants, and $335,010 was from stock options granted in the prior year.

During the quarter ended September 30, 2012, the Company capitalized as exploration and evaluation assets $20,141 (September 30,2011 – $10,879), leaving an unamortized balance of $49,223 (September 30, 2011 – $NIL).

During the quarter ended September 30, 2012, 1,450,000 (September 30, 2011 – NIL) stock options were cancelled or forfeited. Accordingly, the associated amount of $2,934,346 (September 30, 2011 – $NIL) recorded in share-based payments reserve was transferred to accumulated deficit. There was no liquidity impact associated with this transfer.

d.

Flow-Through Shares

During the quarter ended September 30, 2012, the Company did not issue flow-through common shares, and has fully incurred the spending which relates to the flow-through issuance made during the year ended June 30, 2011.

e.

Shareholder Rights Plan

On December 13, 2010, the Company’s shareholders approved the adoption of a Shareholder Rights Plan (the “Plan”) to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over offer for the Company.

Pursuant to the terms of the Plan, any bids that meet certain criteria intended to protect the interests of all shareholders are deemed to be permitted bids. A permitted bid must be made by way of a takeover bid circular prepared in compliance with applicable securities law and, in addition to certain conditions, must remain open for 60 days. In the event a takeover bid does not meet the permitted bid requirements of the Plan, the Rights issued under the Plan will entitle shareholders, other than any shareholder or shareholders involved in the takeover bid, to purchase additional common shares of the Company at a significant discount to the market price of the common shares at that time.

To implement the Plan, the Board of Directors of the Company authorized the distribution and issuance of one Right in respect of each common share outstanding to holders of record on November 10, 2010. One Right will also be issued for each common share issued by the Company after November 10, 2010. Until the occurrence of such specific events, the Rights will not be exercisable and will be attached to and trade with the common shares of the Company.

Clifton Star Resources Inc.

Unaudited Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the quarters ended September 30, 2012 and September 30, 2011

7.

Related Party Transactions

The Company had the following transactions with related parties for the three months periods ended September 30.

	2012	2011
Geological Consulting and Expenditures	-	60,875
Included in Exploration and Evaluation Assets
Directors fees	22,750	54,000
Consulting fees	20,362	86,458
Professional fees - legal	35,000	-
	$ 78,112	$ 201,333

The Company has entered into three agreements with three officers for employment and advisory services. If such agreements are terminated without cause of the officers, the Company will have to pay $128,000, $150,000 or $375,000, respectively, to the three officers. If such agreements are terminated following a change in control, the Company will have to pay $500,000 or $600,000, respectively, to two officers.

8.

Financial Instruments

Fair Value

The Company classified its cash, short-term investments and receivable under “loans and receivables” under IFRS rules. Accounts payable and accrued liabilities are classified as Other financial liabilities. As of September 30, 2012, the statement of financial position carrying amounts of these financial instruments closely approximate their fair values, and the Company held no derivative financial instruments.

The following provides the classification of financial instruments as at September 30, 2012, and June 30, 2012:

	As at September 30, 2012	As at June 30, 2012

Loans and receivables	$ 9,172,380	$ 11,957,456
Other financial liabilities	$ 975,029	$ 717,836

Financial Risk Management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk.

Clifton Star Resources Inc.

Unaudited Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the quarters ended September 30, 2012 and September 30, 2011

8.

Financial Instruments - Continued

Credit Risk

Credit Risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash, short-term investments and receivables. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the maximum exposure to credit risk.

The Company deposits its cash and short-term investments with a high credit quality major Canadian financial institution as determined by ratings agencies. Receivables are mainly interest receivable from the bank, sales tax receivable, and an amount due from a vendor for an overpayment.

To reduce credit risk, the Company regularly reviews the collectability of its receivables, and establishes an allowance based on its best estimate of potentially uncollectible amounts. The Company historically has not had difficulty collecting its receivables.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining sufficient cash balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short-term obligations. As of September 30, 2012, the Company had a cash balance of $4,569,761 to settle current liabilities of $975,029.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors, such as interest rates, foreign exchange rates and commodity and equity prices.

(a)

Interest Rate Risk

The Company has invested $4,360,000 in short–term investments earning interest from 0.75% to 1.40% per annum. The Company does not have any interest bearing debt.

(b)

Foreign currency risk

The Company has no significant foreign assets and liabilities, and accordingly is not exposed to significant foreign currency risk.

(c)

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of gold and other precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Clifton Star Resources Inc.

Unaudited Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the quarters ended September 30, 2012 and September 30, 2011

9.

Segmented Information

The Company conducts its business in a single operating segment, that being the acquisition and exploration of mineral properties. All of the Company’s exploration and evaluation assets are located in Canada.

10.

Contingency

On September 19, 2007, the Company and two former directors received a statement of claim which the Company believes is not valid. The statement of claim is described in detail in the audited consolidated financial statements for the year ended June 30, 2012, and no change has occurred since then.

11.

Subsequent Event

On November 13, 2012, the Company’s has issued 2,760,000 flow-through shares at a price of $1.25 per flow-through share for gross proceeds of $3,450,000. The Company paid a cash commission to the agent in an amount equal to $203,250 and issued 138,000 compensation options, entitling it to purchase for a period of 18 months from the date of issuance and at a price of $1.25 per share.